UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Arctic Cat Inc.

(Name of Subject Company)

Arctic Cat Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

Christopher J. Eperjesy

Chief Financial Officer

Arctic Cat Inc.

500 North 3rd Street

Minneapolis, Minnesota 55401

(612) 350-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Houston, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2017 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), relating to the tender offer by Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation (“Textron Specialized Vehicles”), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”) of Arctic Cat at a price of $18.50 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated February 2, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement filed on Schedule TO (the “Schedule TO”) and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.         Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately preceding the heading “Forward-Looking Statements”:

Expiration of the Offer

The initial offering period of the Offer expired at 5:00 p.m., New York City time on March 3, 2017. Wells Fargo Bank, N.A., the depositary for the Offer (the “Depositary”) has indicated that, as of the expiration of the Offer, 10,320,282 Shares of Arctic Cat were validly tendered and not properly withdrawn pursuant to the Offer.  These Shares represent approximately 79% of the outstanding Shares, or 73% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).  All Shares that were validly tendered and not properly withdrawn have been accepted for payment.  In addition, the Depositary has received commitments to tender approximately 344,208 Shares in accordance with guaranteed delivery procedures, which, when combined with the Shares validly tendered and not properly withdrawn from the Offer, represent approximately 82% of the outstanding Shares and 75% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Textron announced that Purchaser intends to exercise the Top Up Option and purchase additional Shares from Arctic Cat at a purchase price of $18.50 per Share (the consideration for the Shares purchased in the Top Up Option will consist of (i) an amount equal to the par value of the Shares issued pursuant to the Top Up Option payable in cash and (ii) an amount equal to the balance of the consideration payable by issuance of a promissory note of Purchaser), which together with the Shares purchased in the Offer, will represent at least one Share more than 90% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Textron also announced that it intends to effect a “short-form” merger pursuant to Section 302A.621 of the MBCA as promptly as practicable following the exercise of the Top Up Option without the need for a meeting of the shareholders of Arctic Cat.  As a result of the Merger, each outstanding Share (other than Shares owned by (a) Textron or Purchaser or any other subsidiary of Textron or (b) any shareholder of Arctic Cat who is entitled to and properly demands and exercises dissenters’ rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will at the Effective Time be converted into the right to receive $18.50, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.

After the Merger, Arctic Cat will be a wholly owned subsidiary of Textron Specialized Vehicles and an indirect wholly owned subsidiary of Textron. Arctic Cat will cease to be a publicly traded company on the Nasdaq Stock Market, and Arctic Cat will no longer have reporting obligations under the Securities Exchange Act of 1934, as amended.

The press release issued by Arctic Cat announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(I) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.         Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit	Description

(a)(5)(I)	Press Release issued by Arctic Cat Inc. on March 6, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2017

ARCTIC CAT INC.

By:	/s/ Christopher J. Eperjesy
Name:	Christopher J. Eperjesy
Title:	Chief Financial Officer